UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.__)

Under the Securities Exchange Act of 1934

DUN & BRADSTREET HOLDINGS, INC.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

26484T106
(CUSIP Number)

December 31, 2020
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
William P. Foley II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,103,193 (See Item 4)

	6	SHARED VOTING POWER
37,077,809 (1) (See Item 4)

	7	SOLE DISPOSITIVE POWER
2,103,193 (See Item 4)

	8	SHARED DISPOSITIVE POWER
37,077,809 (1) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,181,002 (1) (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.22% (2) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  See Item 4 of this Schedule 13G. Includes all shares of common stock beneficially owned by Bilcar, LLC.

(2) Based on 425,119,089 shares of Common Stock outstanding, comprised of (i) 423,039,089 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the Securities and Exchange Commission (“SEC”) on November 5, 2020, plus (ii) 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley.

CUSIP No. 26484T106	13G
1	NAMES OF REPORTING PERSONS
Bilcar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
37,077,809 (1) (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
37,077,809 (1) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,077,809 (1) (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.72% (2) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 4 of this Schedule 13G. Includes all shares of common stock beneficially owned by Star Parent, L.P.

(2) Based on 423,039,089 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 5, 2020.

Item 1(a).	Name of Issuer:

Dun & Bradstreet Holdings, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

104 JFK Parkway
Short Hills, NJ 07078

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of William P. Foley II and Bilcar, LLC (“Bilcar”) (collectively, the “Reporting Persons”).  Bilcar is a partnership owned by Mr. Foley and his wife.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is:

1701 Village Center Circle
Las Vegas, NV 89134

Item 2(c).	Citizenship:

Mr. Foley is a citizen of the United States. Bilcar is a California limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”), of the Issuer

Item 2(e).	CUSIP Number:

26484T106

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2020, are incorporated herein by reference.  As of December 31, 2020, Mr. Foley beneficially owned an aggregate of 39,181,002 shares of Common Stock, which includes (i) 23,193 shares of restricted Common Stock issued to Mr. Foley by the Issuer for his service on the Issuer’s board of directors, which shares will vest on August 12, 2021, (ii) 36,873,585 shares of Common Stock owned by Star Parent, L.P. (“Star Parent”), (iii) 204,224 shares of Common Stock directly owned by Bilcar, and (iv) 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley, representing approximately 9.22% of the shares of Common Stock outstanding (based on 425,119,089 shares of Common Stock outstanding, which includes (i) 423,039,089 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 5, 2020, plus (ii) 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley).  Bilcar is a managing member of Star Parent. Mr. Foley serves as one of two members of the board of managers of Star Parent GP Holding, LLC, the general partner of Star Parent, and may be deemed to have beneficial ownership of all the shares of Common Stock over which Star Parent has voting or dispositive power.

Due to that certain letter agreement, dated as of June 30, 2020, by and among the Bilcar, D&B Holdco, LLC, CC Star Holdings, LP, certain entities affiliated with Thomas H. Lee Partners, L.P., and Black Knight Infoserv, LLC (collectively, the “Letter Agreement Parties”), the Letter Agreement Parties may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 268,283,803 shares representing 62.80% of outstanding Common Stock based on the information concerning beneficial ownership provided to Bilcar by each of the other Letter Agreement Parties.  It is the understanding of Bilcar that each of the other Letter Agreement Parties will be filing a separate Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of Common Stock beneficially owned by the other Parties.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

 The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The responses of the Reporting Persons to Item 4 is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

/s/ William P. Foley II
William P. Foley II

Bilcar, LLC

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons